Exhibit 12
WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended March 31,
	2017	2016
Earnings available to cover fixed charges:
Income before income taxes	$172	$163
Less: Income from equity investees	1	—
	171	163
Plus: Fixed charges	58	58
Amortization of capitalized interest	2	1
Less: Capitalized interest	1	1
Earnings available to cover fixed charges	$230	$221
Fixed charges (*):
Interest	$51	$51
Capitalized interest	1	1
Interest portion of rental expense	6	6
Total fixed charges	$58	$58
Ratio of earnings to fixed charges	3.97x	3.81x

(*)
Consists of interest expense on all indebtedness (including costs related to the amortization of deferred financing costs), capitalized interest and the portion of operating lease rental expense that is representative of the interest factor.

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